SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549




                                   FORM 11-K


                 [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                       OR

               [ ]  TRANSACTION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ___________ to ___________

                          Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            REGAL-BELOIT CORPORATION
                               200 STATE STREET
                               BELOIT, WI  53511

                              REQUIRED INFORMATION

Regal-Beloit Corporation Personal Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1996 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN



By:  Regal-Beloit Corporation Personal Savings Plan Administrative Committee




Kenneth F. Kaplan                            June 26, 1998
--------------------------------
Kenneth F. Kaplan





Fritz Hollenbach                             June 26, 1998
--------------------------------
Fritz Hollenbach



                                  APPENDIX 1

                REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1997 AND INDEPENDENT AUDITORS' REPORT.

                           REGAL-BELOIT CORPORATION
                           ------------------------

                            PERSONAL SAVINGS PLAN
                            ---------------------

            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
            -----------------------------------------------------

           TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
           ------------------------------------------------------

                           REGAL-BELOIT CORPORATION
                           ------------------------

                            PERSONAL SAVINGS PLAN
                            ---------------------

                             FINANCIAL STATEMENTS
                             --------------------

                          DECEMBER 31, 1997 AND 1996
                          --------------------------



                              TABLE OF CONTENTS
                              -----------------

                                                                        Page

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS              6-7


FINANCIAL STATEMENTS

   Statements of Net Assets Available for Plan Benefits as of
   December 31, 1997 and 1996                                             8-9

   Statements of Changes in Net Assets Available for Plan Benefits
   for the Years Ended December 31, 1997 and 1996                        10-11


NOTES TO FINANCIAL STATEMENTS                                            12-16


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

   Schedule I:    Item 27a Schedule of Assets Held for Investment
                  Purposes December 31, 1997                                17

   Schedule II:   Item 27b Schedule of Loans or Fixed income
                  obligations December 31, 1997                             18

   Schedule III:  Item 27d Schedule of Reportable Transactions for the
                  Year Ended December 31, 1997                              19

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   20

                           ARTHUR ANDERSEN LLP



                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Regal-Beloit Corporation Personal Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of Regal-Beloit Corporation Personal Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                              ARTHUR ANDERSEN LLP
                              -----------------------------------------------
                              ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
May 8, 1998.

                                                   REGAL-BELOIT CORPORATION
                                                   ------------------------

                                                     PERSONAL SAVINGS PLAN
                                                     ---------------------

                                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                     ---------------------------------------------------

                                                     AS OF DECEMBER 31, 1997
                                                     -----------------------

                                                                        Fund Information
                              ----------------------------------------------------------------------------------------------------
                                Stable                               Intermediate
                              Principal      Stock    Company Stock      Bond       Balanced   Opportunity    Loan       Combined
          ASSETS                 Fund        Fund         Fund           Fund         Fund        Fund        Fund      Plan Total
          ------              ----------  ----------  -------------  ------------  ----------  -----------  ---------   ----------


INVESTMENTS AT FAIR VALUE:
 Cash                         $      156   $        -  $         -    $        -   $        -   $        -   $      -  $       156
 M&I Employee Benefit Stable
    Principal Fund             4,461,214            -            -             -            -            -          -    4,461,214
 Marshall Stock Fund                   -    2,172,587            -             -            -            -          -    2,172,587
 Investment in Master Trust            -            -    8,235,387             -            -            -          -    8,235,387
 Marshall Intermediate
              Bond Fund                -            -            -       776,799            -            -          -      776,799
 Fidelity Balanced Fund                -            -            -             -    1,397,957            -          -    1,397,957
 Strong Opportunity Fund               -            -            -             -            -    3,262,335          -    3,262,335
                              ----------   ----------   ----------      --------   ----------   ----------   --------  -----------
                               4,461,370    2,172,587    8,235,387       776,799    1,397,957    3,262,335              20,306,435

RECEIVABLES:
 Employee contributions            3,735        3,302        7,801         1,957        3,491        7,496          -       27,782
 Accrued interest and
              dividends           23,608            -            -         3,980            -            -          -       27,588
                              ----------   ----------   ----------      --------   ----------   ----------   --------  -----------
                                  27,343        3,302        7,801         5,937        3,491        7,496          -       55,370


LOANS TO PARTICIPANTS                  -            -            -             -            -            -    752,699      752,699
                              ----------   ----------   ----------      --------   ----------   ----------   --------  -----------
       Total assets            4,488,713    2,175,889    8,243,188       782,736    1,401,448    3,269,831    752,699   21,114,504
                              ----------   ----------   ----------      --------   ----------   ----------   --------  -----------

          LIABILITIES

DUE TO BROKERS                     2,499            -            -             -            -            -          -        2,499

ACCRUED ADMINISTRATIVE FEES          813          315        1,003           124          215          478        152        3,100
                              ----------   ----------   ----------       -------   ----------   ----------   --------  -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS          $4,485,401   $2,175,574   $8,242,185      $782,612   $1,401,233   $3,269,353   $752,547  $21,108,905
                              ==========   ==========   ==========      ========   ==========   ==========   ========  ===========

The accompanying notes are an integral part of this statement


                                                     REGAL-BELOIT CORPORATION
                                                     -----------------------
                                                       PERSONAL SAVINGS PLAN
                                                       ---------------------
                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          ---------------------------------------------------
                                                      AS OF DECEMBER 31, 1996
                                                      -----------------------

                                                                         Fund Information
                             ----------------------------------------------------------------------------------------------------
                                                                        Inter-
                                Stable                                  mediate
                               Principal     Stock     Company Stock     Bond      Balanced  Opportunity     Loan      Combined
       ASSETS                    Fund         Fund         Fund          Fund        Fund        Fund        Fund      Plan Total
       ------                -----------   ----------  ------------- ------------ ---------  -----------   -------     ----------

INVESTMENTS AT FAIR VALUE:
 Cash                        $   15,582    $        -   $         -    $      -  $        -   $        -   $     -     $   15,582
 M&I Employee Benefit Stable
    Principal Fund            4,164,108             -             -           -           -            -         -      4,164,108
 Marshall Stock Fund                  -     1,613,715             -           -           -            -         -      1,613,715
 Regal-Beloit Corporation
  Common Stock                        -             -     5,141,276           -           -            -         -      5,141,276
 Marshall Intermediate
  Bond Fund                           -             -             -     634,175           -            -         -        634,175
 Fidelity Balanced Fund               -             -             -           -   1,104,055            -         -      1,104,055
 Strong Opportunity Fund              -             -             -           -           -    2,452,865         -      2,452,865
                             ----------    ----------    ----------    --------  ----------   ----------   -------     ----------
                              4,179,690     1,613,715     5,141,276     634,175   1,104,055    2,452,865         -     15,125,776
RECEIVABLES:
 Employee contributions           3,763         2,141         6,236       1,831       2,519        5,366         -         21,856
 Accrued interest and
   dividends                     21,070             -             -       3,193           -            -         -         24,263
                             ----------    ----------    ----------    --------  ----------   ----------   -------     ----------
                                 24,833         2,141         6,236       5,024       2,519        5,366         -         46,119

LOANS TO PARTICIPANTS                 -             -             -           -           -            -   800,087        800,087
                             ----------    ----------    ----------    --------  ----------   ----------   -------     ----------
 Total assets                 4,204,523     1,615,856     5,147,512     639,199   1,106,574    2,458,231   800,087     15,971,982
                             ----------    ----------    ----------    --------  ----------   ----------   -------     ----------

     LIABILITIES
     -----------

DUE TO (FROM) BROKERS             5,664         3,111        (3,399)      2,829       3,286       19,910         -         31,401

ACCRUED ADMINISTRATIVE FEES         813           315         1,003         124         215          478       152          3,100
                             ----------    ----------    ----------     -------  ----------   ----------   -------     ----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS               $4,198,046    $1,612,430    $5,149,908    $636,246  $1,103,073   $2,437,843  $799,935    $15,937,481
                             ==========    ==========    ==========    ========  ==========   ==========  ========    ===========

The accompanying notes are an integral part of this statement.

                                                              REGAL-BELOIT CORPORATION
                                                              ------------------------

                                                               PERSONAL SAVINGS PLAN
                                                               ---------------------

                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                           --------------------------------------------------------------

                                                        FOR THE YEAR ENDED DECEMBER 31, 1997
                                                        ------------------------------------


                                                                             Fund Information
                            ----------------------------------------------------------------------------------------------------
                               Stable                             Intermediate
                              Principal    Stock   Company Stock      Bond      Balanced     Opportunity    Loan      Combined
                                Fund       Fund         Fund          Fund         Fund          Fund       Fund     Plan Total
                            ----------- ---------- -------------  ------------  ----------   -----------    -------  -----------

ADDITIONS TO NET ASSETS
      ATTRIBUTED TO:
 Employee contributions     $  616,913  $  196,766  $  644,976    $  86,147     $  155,606   $  409,137   $       -  $ 2,109,545
 Employee rollovers             18,254       8,776      22,026           75          4,320       12,629           -       66,080
 Investment income-
    Interest and dividends     264,028      13,225           -       42,292         43,238        7,720      72,818      443,321
    Net appreciation in
      fair market value of
      investments                    -     412,200   2,694,626        5,441        207,017       579,611          -    3,898,895
                            ----------  ----------  ----------    ---------     ----------   -----------   --------   ----------
          Total additions      899,195     630,967   3,361,628      133,955        410,181     1,009,097     72,818    6,517,841

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Administrative fees            30,632      13,875      29,861        4,849          5,229        15,128          -       99,574
 Benefits paid to
   participants                404,844     144,243     304,506       25,846         63,565       199,715    104,124    1,246,843
                            ----------  ----------  ----------    ---------     ----------   -----------   --------   ----------
       Total deductions        435,476     158,118     334,367       30,695         68,794       214,843    104,124    1,346,417
                            ----------  ----------  ----------    ---------     ----------   -----------   --------   ----------

TRANSFERS BETWEEN FUNDS      (176,364)      90,295      65,016       43,106        (43,227)       37,256    (16,082)           -

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
 Beginning of year          4,198,046    1,612,430   5,149,908      636,246       1,103,073    2,437,843    799,935   15,937,481
                           ----------   ----------  ----------     --------      ----------   ----------   --------  -----------
 End of year               $4,485,401   $2,175,574  $8,242,185     $782,612      $1,401,233   $3,269,353   $752,547  $21,108,905
                           ==========   ==========  ==========     ========      ==========   ==========   ========  ===========

The accompanying notes are an integral part of this statement.

                                                      REGAL-BELOIT CORPORATION
                                                      ------------------------
                                                        PERSONAL SAVINGS PLAN
                                                        ---------------------
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                     -----------------------------------------------------
                                                 FOR THE YEAR ENDED DECEMBER 31, 1996
                                                 ------------------------------------

                                                                         Fund Information
                              ------------------------------------------------------------------------------------------------
                                                                       Inter-
                                 Stable                                mediate
                                Principal     Stock     Company Stock    Bond     Balanced   Opportunity    Loan    Combined
                                  Fund         Fund         Fund         Fund       Fund        Fund        Fund   Plan Total
                              ------------  ----------  ------------   --------  ----------  ----------- --------  -----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
 Employee contributions       $  592,494    $  176,998  $  579,689     $ 79,647  $  143,344  $  348,830  $      -  $ 1,921,002
 Employee rollovers                9,707        11,434     102,943          560       3,859      18,359         -      146,862
 Investment income-
    Interest and dividends       240,364        24,193           1       38,204      48,213      15,163    66,883      433,021
    Net appreciation
       (depreciation)in
       fair market value
       of investments                  -       190,946    (369,552)     (21,633)     47,269     339,055         -      186,085
                              ----------    ----------  -----------    --------- ----------  ----------  --------  -----------
          Total additions        842,565       403,571     313,081       96,778     242,685     721,407    66,883    2,686,970
                              ----------    ----------  -----------    --------- ----------  ----------  --------  -----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Administrative fees              17,191        16,404       3,428        6,730       4,259      10,814       152       58,978
 Benefits paid to
   participants                  376,859       154,926     216,522       35,211      44,913      85,546    34,736      948,713
                              ----------    ----------  ----------     --------- ----------  ----------  --------  -----------
        Total deductions         394,050       171,330     219,950       41,941      49,172      96,360    34,888    1,007,691
                              ----------    ----------  ----------     --------- ----------  ----------  --------  -----------

TRANSFERS BETWEEN FUNDS         (150,957)      (12,536)     37,436      (42,061)    (19,695)    (46,482)  234,295            -

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
 Beginning of year             3,900,488     1,392,725   5,019,341      623,470     929,255   1,859,278   533,645   14,258,202
                              ----------    ----------  ----------     --------  ----------  ----------  --------  -----------
 End of year                  $4,198,046    $1,612,430  $5,149,908     $636,246  $1,103,073  $2,437,843  $799,935  $15,937,481
                              ==========    ==========  ==========     ========  ==========  ==========  ========  ===========

The accompanying notes are an integral part of this statement.

                          REGAL-BELOIT CORPORATION
                          ------------------------

                            PERSONAL SAVINGS PLAN
                            ---------------------


                       NOTES TO FINANCIAL STATEMENTS
                       -----------------------------

                        DECEMBER 31, 1997 AND 1996
                        --------------------------


(1) Description of the Plan-
    -----------------------

The following description of the Regal-Beloit Corporation Personal Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

    General-
    -------

The Plan is a defined contribution plan established on July 1, 1988, to allow eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of Regal-Beloit Corporation (the "Company") with at least six months of service with the Company and who are not covered under separate plans. The Plan is subject to the U.S. Employee Retirement Income Security Act of 1974 ("ERISA").

   Participant accounts-
   --------------------
Participants at all times have a fully vested interest in their individual and Company contribution accounts. Distributions of participants' accounts can be made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant and upon termination of employment. Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

Earnings on the investments of the Plan are allocated to the participants' accounts based on the proportion of the participant's account to the total of all participants' accounts at the end of each business day.

   Investment options-
   ------------------
Participants of the Plan may direct their contributions into the following funds held by Marshall & Ilsley Trust Company (the "Trustee"):

   (a) Stable Principal-
       ----------------

Amounts allocated to the Stable Principal Fund are invested in a mutual fund with securities and obligations which produce a fixed rate of investment return, including but not limited to, United States government securities, corporate bonds, notes, debentures or any fixed income trust fund or funds maintained by the Trustee or its affiliates or other banks, or any contracts issued by insurance companies or other financial institutions.

   (b) Stock Fund-
       ----------

Amounts allocated to the Stock Fund are invested in a mutual fund with equity type securities, without regard to whether such investments pay dividends or other forms of return, including but not limited to, common stock or other securities or obligations convertible or exercisable into equity securities or any mutual fund or equity common trust fund or funds maintained by the Trustee or its affiliate or other banks.

   (c) Investment in Master Trust-
       --------------------------

Amounts allocated to the Investment in Master Trust are invested in the Regal-Beloit Corporation Master Trust, which invests solely in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company stock are made on the open market, from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan Administrator. The Master Trust was implemented effective November 1, 1997 (See Note (5)).

   (d) Intermediate Bond Fund-
       ----------------------

Amounts allocated to the Intermediate Bond Fund are invested in a mutual fund which holds government and corporate bonds to generate a high level of current income while minimizing market volatility.

   (e) Balanced Fund-
       -------------

Amounts allocated to the Balanced Fund seek income, consistent with preservation of capital. The Fund invests in a mutual fund with a diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities.

   (f) Opportunity Fund-
       ----------------

Amounts allocated to the Opportunity Fund are invested in a mutual fund which seeks to provide capital appreciation by investing in growth and aggressive growth stocks. At least 70% of the fund's assets will always be invested in the common stocks of growth companies, generally described as small to mid-size.

Investments in the Stock Fund, Stable Principal Fund, Balanced Fund and Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.

   (g) Loan fund-
       ---------

This fund permits a participant to borrow from their individual account an amount limited to 50% of their account balance to a maximum of $50,000. Interest at prevailing market rates (ranging from 8% to 11% as of December 31, 1997) is charged on the loan, but is credited as income to the individual participant's account. Only one loan is allowed at any one time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

     Plan termination-
     ----------------

The Company may terminate the Plan at any time. In the event of termination, or complete discontinuance of contributions, participants shall become fully vested in their account balances. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

(2)  Significant Accounting Policies-
     -------------------------------

     Basis of accounting-

The financial statements have been prepared on the accrual basis of accounting.

     Use of accounting estimates-
     ---------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

     Administrative expenses-
     -----------------------

The Plan pays all administrative expenses.

(3)  Funding Policy-
     --------------

The Plan provides for discretionary Company contributions subject to the Board of Director's authorization to be allocated to the individual participant's account based on the proportion of a participant's compensation to the total compensation of all participants. The Board did not authorize a discretionary contribution in 1997 or 1996.

All other contributions have been made on a voluntary basis by employees.

Participants who contribute may elect to have their contributions invested in increments of 10% among any combination of the funds. This election can be changed on any business day, but only once per calendar quarter.

(4)  Investments-
     -----------

Investments are stated at fair market value as determined by the Trustee by reference to published market data.

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets as net appreciation (depreciation) in fair market value of investments.

(5)  Master Trust -
     ------------

Effective November 1, 1997, the Plan's investment in Company stock was commingled with the investment in Company stock of another Company benefit plan into the Regal-Beloit Corporation Master Trust (the "Master Trust"). Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's share of trust assets.

The assets of the Plan are commingled and are not segregated in the accounts of the Trust. The market value of the assets held in the Trust as certified by the Trustee as of December 31, 1997 is as follows:

               Regal-Beloit Corporation Stock        $16,240,894

Allocations of assets of the Master Trust to participating plans as of December 31, 1997 are as follows:

                                                        Amount        Percent
                                                        ------        -------
    Regal-Beloit Corporation Personal Savings Plan   $ 8,235,387       50.71%
    Regal-Beloit Corporation Profit Sharing Plan       8,005,507       49.29%
                                                     -----------      -------
    Total assets of the Master Trust                 $16,240,894      100.00%
                                                     -----------      -------

A summary of changes in net assets of the Master Trust for the two months ended December 31, 1997 is as follows:

   ADDITIONS:
   Investment income-
     Interest                                                     $     2,047
     Dividends                                                         64,237
     Net appreciation                                               1,437,570
                                                                  -----------
        Total investment income                                     1,503,854

     Contributions                                                    109,142
     Loan repayments                                                   19,019
     Miscellaneous                                                      4,233
                                                                  -----------
         Total additions                                            1,636,248

   DEDUCTIONS:
     Benefits paid to participants                                    126,058
     Loan issuance                                                     14,866
     Fees                                                               7,415
                                                                  -----------
            Total deductions                                          148,339

   NET TRANSFERS FROM PARTICIPATING
     REGAL-BELOIT CORPORATION BENEFIT PLANS                        14,752,985
                                                                  -----------

   NET CHANGE                                                      16,240,894

   NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                                      -
                                                                  -----------
     End of year                                                  $16,240,894
                                                                  -----------

(6)  Income Tax Status-
     -----------------

The Plan has received a favorable tax determination letter dated February 4, 1997, indicating that the Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income taxes under Section 501(a) of the Code. There have been no Plan amendments adopted since the last tax determination letter. In the opinion of the Company's management, the Plan remains tax-exempt.

(7)  Related Party Transactions-
     --------------------------

Plan assets are invested in common funds of the Trustee. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibitive transactions by statutory exemption under ERISA regulations.

(8)  Subsequent Event -
     ----------------

Effective April 1, 1998, the Company Stock Fund of the Regal-Beloit Corporation Savings and Protection Plan was added to the Regal-Beloit Corporation Master Trust.

                                                                  SCHEDULE I

                         REGAL-BELOIT CORPORATION
                         ------------------------

                           PERSONAL SAVINGS PLAN
                           ---------------------


         ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
         --------------------------------------------------------

                             DECEMBER 31, 1997
                             -----------------



  Number
    of                                                               Market
  Shares           Description of Security                Cost        Value
----------  -----------------------------------------  ----------  -----------
     -      Cash and cash equivalents                  $      156  $       156

  277,797   Regal-Beloit Corporation Common Stock (*)    5,691,841   8,235,387

  159,397   Marshall Stock Fund (*)                      2,000,696   2,172,587

4,461,214   M&I Employee Benefit Stable
                         Principal Fund (*)              4,461,214   4,461,214

   81,682   Marshall Intermediate Bond Fund (*)            791,734     776,799

   91,549   Fidelity Balanced Fund                       1,278,611   1,397,957

   87,205   Strong Opportunity Fund                      3,132,775   3,262,335
                                                       ----------- -----------

            Total Investments                          $17,357,027 $20,306,435
                                                       =========== ===========

  752,699   Loans to Participants
             (Interest Rates: 8% - 11%)(*)             $   752,699 $   752,699
                                                       =========== ===========

                 (*) Represents a party-in-interest


       The accompanying notes are an integral part of this schedule.

                                                                                 SCHEDULE II
                                            REGAL-BELOIT CORPORATION
                                            ------------------------

                                              PERSONAL SAVINGS PLAN
                                              ---------------------

                           ITEM 27(b)-SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                           --------------------------------------------------------

                                             AS OF DECEMBER 31, 1997
                                             -----------------------

                         Original  Amount Received During    Unpaid
 Identity and Address     Amount       Reporting Year       Balance at                                       Amount Overdue
     of Obligor           Of Loan  Principal     Interest  End of Year  Detailed Description of Loan      Principal    Interest
-----------------------  --------  ---------     --------  -----------  ----------------------------      ---------    --------
Charles Graham           $ 1,000   $ 44.29       $ 17.35   $  950.21    401(k) loan-account balance       $  160.67     $ 18.21
105 W. 6th Street                                                       used as collateral, issued
Tabor City, NC  28463                                                   4/11/97, 10.25% interest, last
                                                                        payment 6/13/97 - repaid 2/98
                                                                        (distribution)

Larry London               3,000         -             -    1,590.93    401(k) loan-account balance used     726.51      114.39
RR1 Box 146                                                             as collateral, issued 3/31/94,
Clinton, WI 53525                                                       8% interest, last payment
                                                                        11/1/96-repaid 2/98
                                                                        (distribution)

Anthony Palermo            2,200         -             -    1,517.12    401(k) loan-account balance used   1,401.76      115.36
1022 Moore Street                                                       as collateral, issued 12/31/94,
Beloit, WI  53511                                                       10.5% interest, last payment
                                                                        8/15/95-repaid 2/98
                                                                        (distribution)

Larry Berndt               3,000         -             -      965.79   401(k) loan-account balance used      927.84       37.94
108 N. Wisconsin                                                       as collateral, issued 3/31/92,
Burlington, WI  53105                                                  8.5% interest, last payment
                                                                       5/13/94 -repaid 2/98
                                                                       (distribution)

John Torres                1,800    270.45         26.96      449.73   401(k) loan-account balance used      437.22       12.51
620 11th Avenue                                                        as collateral, issued 9/30/95,
Union Grove, WI  53182                                                 10.75% interest, last payment
                                                                       4/11/97-repaid 2/98 (distribution)

Michael Richards           4,600         -             -    1,916.09   401(k) loan-account balance used    1,769.39      146.40
7778 Singing Bird Close                                                as collateral, issued 3/1/92,
Roscoe, IL  61073                                                      8.5% interest, last payment
                                                                       4/15/95-repaid 1/98
                                                                       (personal check)

Darlene Fridley           12,000    619.87        760.23   9,853.26    401(k) loan-account balance used      246.87      275.33
12958 Duncan Lane                                                      as collateral, issued 12/31/94,
Rockton, IL  61072                                                     10.5% interest, last payment
                                                                       brought current 1/98

Wendell Riley              2,300         -             -   2,242.63    401(k) loan-account balance used    1,776.64      465.99
2940 W. Lincoln #D                                                     as collateral, issued 9/30/92,
Anaheim, CA  92801                                                     8% interest, last payment
                                                                       11/27/92-repaid 2/98
                                                                       (distribution)

Sandra Knudson             1,000         -             -     573.45    401(k) loan-account balance used      537.24       36.21
P.O. Box 305                                                           as collateral, issued 12/31/93,
Aberdeen, SD  57402                                                    10.5% interest, last payment
                                                                       11/27/94-repaid 2/98 (distribution)

Walter Maple               1,400     82.20         22.20   1,072.36    401(k) loan-account balance used      427.92       88.56
730 W. Morris Street                                                   as collateral, issued 5/24/96,
Orleans, IN  47452                                                     10.25% interest, pay frequency
                                                                       change in 1997 required new
                                                                       payment amount-corrected 6/98

                                                                                     SCHEDULE III

                                            REGAL-BELOIT CORPORATION
                                            ------------------------

                                             PERSONAL SAVINGS PLAN
                                             ---------------------

                                ITEM 27d   SCHEDULE OF REPORTABLE TRANSACTIONS
                                ----------------------------------------------

                                       FOR THE YEAR ENDED DECEMBER 31, 1997
                                       ------------------------------------

                                                    Number                  Number                            Net
Identity of Party Involved/                           of       Purchase       of    Selling     Cost of       Gain/
   Description of Asset                            Purchases     Price      Sales    Price     Asset Sold    (Loss)
---------------------------                        ---------  ----------    ------  --------   ----------   --------

Marshall Stock Fund                                   120     $  602,587      78    $284,484    $259,201    $ 25,283
Regal-Beloit Corporation Common Stock(*)              104     $  913,688      74    $548,173    $429,117    $119,056
M&I Employee Benefit Stable Principal Fund (*)        117     $1,173,684      98    $876,578    $876,578          -
Strong Opportunity Fund                               141     $1,116,377      85    $451,768    $419,359    $ 32,409


(*) Represents a party-in-interest

The accompanying notes are an integral part of this schedule.

                  Consent of Independent Public Accountants
                  -----------------------------------------


As independent public accountants, we hereby consent to the incorporation of our report included in this form 11-K into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation (File No. 1-7283).




                              ARTHUR ANDERSEN LLP
                              -------------------------------------------
                              ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
June 26, 1998.